SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G
                                (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                         (Amendment No.____________)(1)


                           U.S. Energy Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock

--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   902951102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 11, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [_]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902951102              13G                    Page __ of___ Pages



________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Bernard J. Zahren

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER
                    1,096,524 shares

  SHARES         _______________________________________________________________

              6.   SHARED VOTING POWER
  BENEFICIALLY
                   None
               _________________________________________________________________
              7.   SOLE DISPOSITIVE POWER

                   1,096,524 shares
                ________________________________________________________________
              8.   SHARED DISPOSITIVE POWER

                    None
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


       1,096,524
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [X]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      10.6%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 902951102              13G                    Page __ of __ Pages



Item 1(a).  Name of Issuer:

            U.S. Energy Systems, Inc.

            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            One North Lexington Avenue
            Fourth Floor
            White Plains, NY  10601
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:

            Bernard J. Zahren

            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:



            ____________________________________________________________________

Item 2(c).  Citizenship:


            United States
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:

            Common Stock

            ____________________________________________________________________

Item 2(e).  CUSIP Number:

            902951102

            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [_]  Insurance  company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [_] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.__________                   13G                    Page __ of __ Pages


Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,096,524 shares of common stock


          1,096,524 shares (includes 370,115 shares of Common Stock, Series C Warrants to acquire 75,394 shares of Common Stock exercisable at $6 per share, options to acquire 500,000 shares of common stock at an exercise price of $6.00 per share and 151,015 shares of common stock issuable upon the conversion of shares of Series C Preferred Stock). Also includes 7,953 shares of common stock and 31,400 shares of common stock issuable upon conversion of 6,280 shares of Series C Preferred Stock held in escrow to amoung other things , satisfy the issuer's claims for indemnification arising out of the merger agreement between the Issuer and Zahren Alternative Power Corporation. Does not include shares of Common Stock in which the reporting person may have an indirect pecuniary interest by virtue of its ownership of membership interests in Energy Systems Investors, LLC ("ESI") an entity which owns U.S. Energy securities. The reporting person does not exercise control over ESI and the mumber of securities in which the reporting person may have an indirect pecuniary interest (as a result of its ownership of membership interests in ESI) is not currently determinable.
          ______________________________________________________________________

     (b)  Percent of class:  10.6%

          ______________________________________________________________________

     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote of 1,096,524 shares,


          (ii)  Shared power to vote or to direct the vote of 0 shares,


          (iii) Sole power to dispose or to direct the disposition of 1,096,524 shares,


          (iv)  Shared power to dispose or to direct the disposition of 0 shares



Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].


         _______________________________________________________________________

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not Applicable
         _______________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


         Not Applicable
          ______________________________________________________________________

Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."


     (b) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     June 8, 2001
                                        ----------------------------------------
                                                        (Date)


                                               /s/ Bernard J. Zahren
                                        ----------------------------------------
                                                      (Signature)


                                                   Bernard J. Zahren
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).